Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
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(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

May 11, 2015

VIA EDGAR

Ms. Anne Nguyen Parker

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Capitol Acquisition Corp. II

      Preliminary Proxy Statement on Schedule 14A
      Filed April 28, 2015
      File No. 001-35898

Dear Ms. Parker:

On behalf of Capitol Acquisition Corp. II (the “Company”), we respond as follows to the Staff’s comment letter, dated May 5, 2015, relating to the above-captioned Preliminary Proxy Statement on Schedule 14A (“Proxy Statement”). Captions and page references herein correspond to those set forth in Amendment No. 2 to the Proxy Statement, a copy of which has been marked with the changes from Amendment No. 1 to the Proxy Statement. We are also delivering three (3) courtesy copies of such marked copy to Tonya K. Aldave.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.	Refer to your disclosure regarding the ability of the Capitol initial stockholders, Lindblad or Lindblad’s stockholders to enter into share purchases and other transactions that would increase the likelihood of obtaining majority approval, and/or increase the likelihood of not surpassing the maximum allowable conversion. Please provide your analysis as to how you will comply with Regulation M with respect to these transactions.

We respectfully submit that, to the extent the issuance of securities of Capitol under the merger agreement constitutes a distribution, the restricted period continued only through the period during which the Lindblad stockholders could vote on the mergers. The restricted period is not measured based on the Capitol’s proxy solicitation period. See SEC, Division of Market Regulation, Staff Legal Bulletin No. 9 (“Q: In a merger, is the restricted period based on both the target company's and acquiror company's shareholder votes? A: No. The restricted period is based solely on the target company's shareholder vote.”). The Lindblad stockholder vote was completed on the same day as the execution of the merger agreement. Accordingly, we believe any restricted period ended at such time.

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2.	We note your response to our prior comment 1 and your revised disclosure in the proxy statement. Please also revise the proxy card to clarify that the charter amendment proposals are mutually conditioned on each other, and the merger proposal is conditioned on the approval of all the charter amendment proposals.

We have revised the proxy card as requested.

The Merger Proposal

Capitol’s Board of Directors’ Reasons for Approval of the Mergers, page 55

3.	We note your response to our prior comment 23 and your revised disclosure. Please revise further to remove the reference to Lindblad’s “global leadership” on page 56.

We have revised the disclosure on page 56 of the Proxy Statement to remove the reference to Lindblad’s “global leadership” as requested.

Satisfaction of 80% Test, page 58

4.	We note your response to our previous comments 12 and 15 that you used aggregate consideration of $330 million as the basis in your calculation of the requirement set forth in the articles of incorporation that any business acquired by Capitol have a fair market value equal to at least 80% of the balance of the funds in the trust account excluding certain amounts, or $192 million. Your current disclosure supports only the fact that aggregate consideration is in excess of 80% of the trust account, not that fair value of the target is in excess of 80% of the trust account. Please supply further support for your assertion that this test has been met.

We have revised the disclosure on pages 58 and 59 of the Proxy Statement as requested.

Pro Forma Unaudited Condensed Combined Statement of Operations - For the Year Ended December 31, 2014, page 68

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5.	Your response to our previous comment 17 indicates your belief that the contribution of the 375,000 Founders’ shares is a personal charitable contribution, and not a post-merger charitable contribution by the company, and as such no pro forma adjustment is required. It appears from the text of the merger agreement that this transaction was part of the merger negotiations. In this regard, we bring your attention to the fourth paragraph under “Recitals” on page A-1, which discusses this transaction in detail. As such, it appears the fair value of the 375,000 Founders’ shares to be contributed to the Joint Fund should be considered a capital contribution and recorded as discussed in SAB Topic 5C. Please revise the pro forma financial statements to reflect this part of the transaction, or provide further support why you believe this adjustment is not necessary.

We respectfully continue to believe that no adjustment to the pro forma statements is required with respect to this transaction. This transaction is a contribution of shares from the founders of the Company in their personal capacity to the charitable foundation.

Although the parties initially considered having the 375,000 shares transferred by the founders to the Lindblad shareholders, this was ultimately determined to not be necessary and instead, the founders separately decided to transfer the shares to the foundation to further support the shared mission of Lindblad and National Geographic. The mention in the Recitals to the merger agreement is a factual observation of the founders of the Company having decided to make a personal contribution, not a basis on which to making an accounting conclusion. The contribution in fact isn't a condition precedent to the merger, and in that regard we would note that the merger agreement does not contain any representation, warranty, covenant or condition concerning the contribution.

Neither the Company nor Lindblad has any obligation -- to National Geographic or any other party -- to satisfy or require this contribution. To be precise, although National Geographic included the option from Mr. Lindblad in the documentation of the relationship with the Company, there isn't a mention of the founders of the Company making any contribution -- because all of the parties understood and understand that such a contribution would be made voluntarily in their personal capacities. The shares are contributed in the founders' personal capacities and not as officers or directors of the Company, and no other stockholder of the Company is involved in that personal contribution.

Furthermore, this personal contribution has, at best, a limited indirect benefit to Lindblad solely as it may result in goodwill accruing to the foundation and not Lindblad directly. For the foregoing reasons, we continue to believe that no adjustment to the pro forma statement is necessary and we therefore have not revised the disclosure in the Proxy Statement in response to this comment.

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Business of Lindblad

Strategic Alliance with National Geographic, page 120

6.	We note from your response to our prior comment 26 that you intend to seek confidential treatment with respect to certain financial and other terms contained in the agreements with National Geographic. As such, please confirm that you have disclosed in the proxy statement the material terms of the contracts with National Geographic or expand your discussion accordingly.

In response to the Staff’s comment, we have revised the disclosure on page 121 of the Proxy Statement to include the termination rights associated with the agreements with National Geographic. Accordingly, all material terms of the contracts with National Geographic have now been disclosed.

Beneficial Ownership of Securities, page 142

7.	We note your response to our prior comment 33 and reissue in part. Please identify the natural persons with voting and investment power over the shares held by TD Asset Management or advise why you have not included this information.

We refer to the response to comment 33 in our letter to you dated April 28, 2015. We respectfully submit that Capitol is not required to include information about any natural persons with voting and investment power over the shares held by TD Asset Management for the same reasons that it is not required to do so for the other Institutional Holders (as defined in such letter).

Certain Relationships and Related Person Transactions Lindblad Related Person Transactions, page 148

8.	We note your response to prior comment 37. Please include the information contained in that response in this section so that investors can better understand the nature of the relationship between Lindblad and CFMF.
We have revised the disclosure on page 148 of the Proxy Statement as requested.

Equity Method Investment, page FS-15

9.	We note your conclusion in your response to our previous comment 37 that CFMF has had control over Lindblad since the issuance of the warrant to purchase 60% of Lindblad’s common stock in connection with the 2009 First Amended Junior Credit Facility. Further, we note your assertion in the response to our previous comment 42 that CFMF is not a business. Given the guidance in FASB ASC 805-50-25 and 805-50-45, please support your treatment of this transaction as an equity method investment.

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We respectfully advise the Staff that Lindblad has reviewed the guidance provided by FASB ASC 805-50-25 and 805-50-45, as well as the facts and circumstances surrounding its accounting for the investment in CFMF under the equity method of accounting.   We also wish to provide the Staff with an update as to Lindblad’s progress in consummating the remaining interest in and then termination of CFMF.

We would like to first provide additional clarification regarding the relationship between Lindblad and CFMF.   As we had discussed in prior response No. 37, since 2009, CFMF has had control of Lindblad.    Further, we wish to clarify that this control is not reciprocal, as Lindblad did not have control of CFMF.

We wish to advise the Staff that on May 8, 2015, pursuant to Lindblad’s intentions, Lindblad consummated its debt facility of $150,000,000.   Then, on the same day, immediately after the consummation of the debt facility, Lindblad consummated the purchase of the remaining 57% of CFMF. Upon consummating the purchase of CFMF, Lindblad promptly caused the 60% warrant to be cancelled and took steps to initiate the liquidation of CFMF. The liquidation of CFMF is expected to be complete within the next 10 days. We wish to advise the Staff that Lindblad’s entire set of transactions to purchase the equity interests in CFMF was solely a vehicle for Lindblad to be able to acquire and terminate the warrant under which CFMF was able to control Lindblad.     It was always Lindblad’s intention to immediately liquidate CFMF upon the purchase of the entire interests in CFMF, and never Lindblad’s intent to operate CFMF.  Accordingly, Lindblad’s intention always was that there would be no continuity of operations of CFMF by Lindblad after gaining control of CFMF.

We would like to emphasize the following points in response to the Staff’s question:

a.     That Lindblad’s purchase of 43% of CFMF in December 2014 was an equity investment in CFMF, as its investment was in excess of 20%, but insufficient for Lindblad to exercise control over CFMF.  As of December 31, 2014, Lindblad did not exercise control over CFMF.

b.     That Lindblad’s equity investment in CFMF was not an investment pursuant to the common control requirements as discussed in ASC 805-50-25 and 805-50-45, as there was no common parent who owned both CFMF and Lindblad.  In the subject case, CFMF had control of Lindblad.

c.      That from the inception of the transaction, there was always the intent that there would be no continuity of operations of CFMF.   It is principally on account of this lack of continuity that Lindblad drew the conclusion that its equity investment in CFMF was not an acquisition of a “business” for disclosure purposes.

10.	As a related matter, please tell us who owns CFMF and DVB and confirm whether CFMF, DVB, and/or Capitol are related parties.

The Company is not related to or otherwise affiliated with CFMF or DVB. To the Company’s and Lindblad’s knowledge, CFMF and DVB are not related or otherwise affiliated, although DVB previously owned a profits interest in revenues of CFMF until December 2014. CFMF is owned by Cruise/Ferry Finance Partners Private Foundation, which is not related to or otherwise affiliated with the Company or, to our knowledge, DVB. DVB Bank America, N.V is a publicly traded entity.

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Long Term Debt, page FS-22

11.	We refer to the second bullet of your response to our previous comment 47. It is unclear how the First and Second Amended Junior Credit Facilities, with $25 million ($15 million term and $10 million revolver) and $40 million face value on issuance, respectively, could have the same undiscounted cash flows if paid back on day 1. Please confirm if you based your calculation on drawn amounts versus the face value as stipulated in the terms of the loans. In this regard, we note that the face amount from the First and Second Amended Junior Credit Facilities differed by 60%. Note that FASB ASC 470-50-40-12-a indicates this calculation should be based on the terms of the new debt instrument. In your response, please provide us with your calculations supporting “step b” from your response.

As requested, the following is additional information relating to the calculations utilized. With regard to the cash flows on July 19, 2012, the balance of the pre-awarded Junior Credit Facility was $40.0 million, consisting of an initial funding in 2009 of $25.0 million (consisting of a term loan of $15 million and revolving loan of $10 million) and an additional borrowing on January 19, 2010 of $15.0 million (which also converted the revolving loan to a term loan but kept substantially the same terms).

As disclosed in our prior response to the Staff’s Comment 47, we evaluated the cash flows (a) assuming that Lindblad did not exercise its options to put the loan back to the creditor, and (b) assuming that Lindblad did exercise its option to put the loan back to the creditor. Our analysis of these cash flows is as follows.

Analysis of cash flows assuming no exercise of the put option

Our analysis of cash flows of the original and amended Junior Credit Facility assuming the put option is not exercised is below. For the discount rate used in calculating present value, we used the effective interest rate of the original debt in accordance with ASC 470-50-40-12(e). The discount rate we used was 18% (12% stated rate plus 6% for the effect of the discount of the warrant).

2009 Original Junior Credit Facility (as of July 19, 2012)

Date	Principal	Interest	Total	Present Value
10/16/2012	-	1,200,000	1,200,000	1,153,266
1/16/2013	-	1,200,000	1,200,000	1,104,690
4/16/2013	-	1,200,000	1,200,000	1,061,668
7/16/2013	-	1,200,000	1,200,000	1,018,634
10/16/2013	-	1,200,000	1,200,000	977,344
1/16/2014	-	1,200,000	1,200,000	937,728
1/18/2014	40,000,000	-	40,000,000	31,205,919

			TOTAL	37,459,249

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2012 Amended Junior Credit Facility (as of July 19, 2012)

In clarification to the Staff’s question on the “prepayment” of the $10 million upon amendment, we point out to the Staff an excerpt from paragraph 3.2 of the 2012 Amended Junior Credit Facility:

3.2 Condition Subsequent. The Borrowers shall on or before December 31, 2012 make one or more prepayments in the total aggregate amount of at least Ten Million Dollars ($10,000,000) on the principal owing under this Agreement (the “Prepayment Amount”), reducing the Facility Balance to no more than Thirty Million Dollars ($30,000,000).

Date	Principal	Interest	Total	Present Value
9/30/2012	-	1,000,000	1,000,000	967,439
12/31/2012	10,000,000	1,000,000	11,000,000	10,210,471
3/31/2013	-	750,000	750,000	667,950
6/30/2013	-	750,000	750,000	640,875
9/30/2013	-	750,000	750,000	614,898
12/31/2013	-	750,000	750,000	589,973
3/31/2014	-	750,000	750,000	566,059
6/30/2014	-	750,000	750,000	543,114
9/30/2014	-	750,000	750,000	521,100
12/31/2014	-	750,000	750,000	499,977
3/31/2015	-	750,000	750,000	479,711
6/30/2015	-	750,000	750,000	460,266
9/30/2015	-	750,000	750,000	441,610
12/31/2015	-	750,000	750,000	423,710
3/31/2016	-	750,000	750,000	406,535
6/30/2016	-	750,000	750,000	390,056
9/30/2016	-	750,000	750,000	374,246
12/31/2016	-	750,000	750,000	359,076
3/31/2017	-	750,000	750,000	344,521
6/30/2017	-	750,000	750,000	330,556
9/30/2017	-	750,000	750,000	317,157
12/31/2017	-	750,000	750,000	304,302
3/31/2018	-	750,000	750,000	291,967
6/30/2018	-	750,000	750,000	280,132
9/30/2018	-	750,000	750,000	268,777
12/31/2018	-	750,000	750,000	257,883
3/31/2019	-	750,000	750,000	247,430
6/30/2019	-	750,000	750,000	237,400
9/30/2019	-	750,000	750,000	227,777
12/31/2019	-	750,000	750,000	218,545
1/1/2020	30,000,000	750,000	30,750,000	8,960,333

			TOTAL	31,443,848

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The difference between the 2009 Original Junior Credit Facility and the 2012 Amended Junior Credit Facility as of the date of the amendment is $6,015,401 or approximately 16%.

Analysis of cash flows assuming the exercise of the put option

In accordance with ASC 470-50-40-12(c), we also performed an analysis of the cash flows assuming that Lindblad exercises the put option of each facility. As described in our response to the Staff’s comment 12, both the 2009 Original Junior Credit Facility and the 2012 Amended Junior Credit Facility are puttable back to the creditor without penalty. Our analysis of the cash flows assuming the put option is exercised is as follows:

2009 Original Junior Credit Facility (as of July 19, 2012)

Date	Principal	Interest	Total	Present Value
7/19/2012	40,000,000	-	40,000,000	40,000,000

			TOTAL	40,000,000

2012 Amended Junior Credit Facility (as of July 19, 2012)

Date	Principal	Interest	Total	Present Value
7/19/2012	40,000,000	-	40,000,000	40,000,000

			TOTAL	40,000,000

The difference between the 2009 Original Junior Credit Facility and the 2012 Amended Junior Credit Facility as of the date of the amendment is $0 or 0%.

Conclusion

ASC 470-50-40-12(c) specifies that “the cash flow assumptions that generate the smaller change would be the basis for determining whether the 10 percent threshold is met.” Therefore, we use the assumption that we exercise the put option in determining the 10 percent threshold. Since 0% is lower than 10%, the amendment of the Junior Credit Facility is to be considered a modification, and extinguishment accounting is not required to be applied.

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12.	As a related matter, we note from your disclosure on page F-23 that $10 million of the $40 million total is not subject to a prepayment penalty. Please tell us how you included this in your calculation presented within the second bullet referenced above.

We respectfully advise the Staff that the disclosure in the Proxy Statement states that in connection with the 2012 amendment of the Junior Credit Facility, Lindblad subsequently repaid $10 million without penalty. This disclosure “without penalty” was included to emphasize the fact that no penalty was paid. However, we wish to clarify to the Staff that under the terms of the Junior Credit Facility, prepayments were fully permitted without penalty. Both the 2009 Junior Credit Facility and 2012 Amended Junior Credit Facility allowed for prepayments after July 16, 2011 without penalty or premium. Please see the following excerpt from the 2009 Junior Credit Facility paragraph 4.2(a) (words in italics for emphasis):

4.2 Voluntary Prepayment/Re-Borrowing of Facilities.

(a) Term Loan Facility. The Borrowers may, at their option and subject to the provisions of Section 4.4(f), on any Banking Day, prepay all or any portion of the Term Loan Facility. The applicable Borrowers shall compensate the Lenders and Participants or any thereof for any loss, cost or expense incurred by them in connection with any breaking of funding (as certified by such Lender, which certification shall, absent manifest error, be conclusive and binding on such Borrowers). In addition, any prepayment made prior to July 16, 2009 shall be assessed a three percent (3%) prepayment premium on the principal amount being prepaid. Any prepayment made on or after July 16, 2009 and prior to July 16, 2010 shall be assessed a two percent (2%) prepayment premium. Any prepayment is made on or after July 16, 2010 and prior to July 16, 2011 shall be assessed a one percent (1%) prepayment premium. Any prepayment made on or after July 16, 2011 shall be without additional penalty or premium. Any prepayment shall be in an integral multiple of $1,000,000 with a minimum amount of $1,000,000. The applicable Borrowers shall deliver to the Agent (which shall promptly furnish a copy to each Lender) notice of such prepayment of not less than five (5) Banking Days (which notice shall be irrevocable and shall specify the date and amount of prepayment). No part of the Term Loan Facility will be available for re-borrowing.

Please see the following excerpt from the 2012 Amended Junior Credit Facility paragraph 4.2 (words in italics for emphasis):

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4.2 Voluntary Prepayment. The Borrowers may, at their option, on any Banking Day, prepay all or any portion of the Facility Balance. The Borrowers shall compensate the Lenders and Participants or any thereof for any loss, cost or expense incurred by them in connection with any breaking of funding (as certified by such Lender, which certification shall, absent manifest error, be conclusive and binding on the Borrowers) other than with respect to the Prepayment Amount. Any prepayment shall be without additional penalty or premium. Any prepayment shall be in an integral multiple of $1,000,000 with a minimum amount of $1,000,000. The Borrowers shall deliver to the Agent (which shall promptly furnish a copy to each Lender) notice of such prepayment on not less than five (5) Banking Days (which notice shall be irrevocable and shall specify the date and amount of prepayment). No part of the Facility will be available for re-borrowing.

Since Lindblad is able to put back the debt to the creditors (prepay) without penalty or premium under both the 2009 Junior Credit Facility and the 2012 Amended Junior Credit Facility, Lindblad respectfully believes that its treatment was correct to include all cash flows as “Day 1” cash flows with the modification analysis. As described in our response to the Staff’s comment 11, both the 2009 Original Junior Credit Facility and the 2012 Amended Junior Credit Facility are puttable back to the creditor without penalty.

Note 9 – Commitments and Contingencies, page FS-26

13.	We note you have added disclosure here that the royalty agreement with National Geographic was exchanged for “no consideration” in response to our previous comment 50. However, we note that pro forma adjustments were added to the pro forma statements in response to prior comment 17 to treat the issuance of a stock option for purchase of 5% of the outstanding common stock by Sven-Olaf Lindblad to National Geographic for the extension of the term of the royalty agreement as a capital contribution. Please revise your disclosure here to discuss this consideration and treatment as a capital contribution for clarity.

We have revised the disclosure on page FS-26 of the Proxy Statement as requested.

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*************

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Mr. Mark Ein

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